Exhibit 4.8

                             MEMORANDUM OF AGREEMENT

                               Dated: 09/03/2006

Kisavos Shipping Company Limited, Marshall Islands hereinafter called the Sellers, have agreed to sell, and KOMARF HOPE 27 Company, Marshall Islands hereinafter called the Buyers, have agreed to buy

Name: M/T Priceless

Classification Society/Class: Det Norske Veritas

Built: 1991

By: Hyundai Heavy Industries Co. Ltd., Ulsan, Korea

Flag: Marshall Islands

Place of registration: Marshall Islands

Call Sign: V7DB3

Grt/Nrt: 79718/46569

Official Number: 1598

hereinafter called the Vessel, on the following terms and conditions:

Definition

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8. "In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication. "Classification Society" or "Class" means the Society referred to in line 4.

1.   Purchase price (See also Clause 17)

     USD 48,000,000.- cash (United States Dollars Forty Eight Million only).

2.   Deposit

     As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 2,5% (two and a half per cent) of the Purchase Price within three (3) banking days from the date of this Agreement signed by both parties by fax. This deposit shall be placed with The Royal Bank of Scotland, Shipping Business Centre, 5-10 Great Tower Street, London EC3P 3HX, Sort Code: 16-01-01,Swift:RBOSGB2L, Account Key: KISHCO-USD1, lban:GB44 RBOS 1663 0000 3369 83 Beneficiary: Kisavos Shipping Company Ltd, Correspondent Bank: American Express Bank Limited, New York - Swift AEIBUS33XXX in the name of the Sellers

3.   Payment (Subject to Clause 17)

     The said Purchase Price shall be paid in full free of bank charges to The Royal Bank of Scotland, Shipping Business Centre, 5-10 Great Tower Street, London EC3P 3HX, Sort Code: 16-01-01, Swift:RBOSGB2L, Account Key:
     KISHCO-USD1, lban:GB44 RBOS 1663 0000 3369 83 Beneficiary: Kisavos Shipping Company Ltd, Correspondent Bank: American Express Bank Limited, New York - Swift AEIBUS33XXX on delivery of vessel in accordance with clause 5.

4.   Inspections

a)* The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at Singapore within February, 2006 and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

* 4a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.

5.   Notice, time and place of delivery

a) When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery on or before March 15, 2006.

b) After the receipt of the notice of Readiness for Delivery, the Vessel shall be delivered and taken over safely afloat at a safe and accessible berth or anchorage or at high sea on March 15, 2006 or, if later, on such other date as agreed between the Sellers and the Buyers that reasonably takes into account the time needed for the BBC (as defined in Clause 17) and the related financing transactions to take into effect (the procedure of which shall be as provided for in Clause 5 of the BBC).

c)   Expected time of delivery: Between 15th March 2006 and 30th March, 2006

     Date of cancelling (see clauses 5c), 6b b)(iii) and 14): 30th April, 2006

     If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 2 running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 2 running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

     If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5
     c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.   No Drydocking/Divers Inspection Clause to apply.

a)** deleted

b)** deleted

c)   deleted

7.   Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Sellers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment if they are the property of the Sellers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Seller's flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s),shall be excluded without compensation. Captain's Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):

(See Clause 20)

8.   Documentation. (See also Clause 19)

The place of closing: Athens, Greece

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:

a) Legal Bill of Sale in a form recordable in ____________ (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.

b) Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.

c)   Confirmation of Class issued within 72 hours prior to delivery.

d) Current Certificate issued by the competent authorities stating that the Vessel is free from register encumbrances.

e) Recordation of Bill of Sale evidencing the sale of the Vessel to the Buyers issued by the Marshall Islands registry.

f) Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.

In addition to the documents above Buyers will furnish Sellers with the following documents:

a) Minutes of the Board of Directors resolving the Purchase of the Vessel and acceptance of delivery of the vessel

b)   Power of Attorney as per the minutes above

c) Certificate of Incorporation dated not earlier than thirty (30) days from delivery.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at Sellers' expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

9.   Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all encumbrances, mortgages and maritime liens or any other debts whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.  Taxes,etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers account, where as similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.  Condition on delivery

The Vessel shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted. However, the Vessel shall be delivered with her class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended without condition/recommendation' by Class or relevant authorities at the time of delivery. "Inspection" in this Clause 11, shall mean the Buyer's inspection according to Clause 4 a) or 4 b), if applicable, or the buyers inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this agreement shall be the relevant date.

* Notes, if any, in the surveyor's reports which are accepted by the Classification Society without condition/recommendation are not to be taken account.

12.  Name/markings

13.  Buyers' default

This clause shall apply only in the event that the default in this clause is attributable to the Buyers' gross negligence or wilful misconduct.

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest: Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.  Sellers' default

This clause shall apply only in the event that the default in this clause is attributable to the Sellers' gross negligence or wilful misconduct.

Should the Sellers fail to give Notice of Readiness in accordance  with Clause 5
a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately. Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.  Buyers' representatives

     deleted

16.  Arbitration

a)* This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

b)*  deleted

c)*  deleted

*17. Seller's Credit

Notwithstanding anything herein to the contrary (including, Clause 3), Sellers's credit (in the amount of 10% of the Purchase Price, "Seller's Credit") shall be made in accordance with, and as more fully described in, the bareboat charterparty entered into on the same done herewith by and between the Sellers as charterers and the Buyers as owners ("BBC").

18.  Bareboat Charterparty

Under the BBC, the Vessel shall be chartered to the Sellers for such period and on such terms and conditions as more particularly described therein. Delivery of the Vessel to the Buyers under this Agreement shall be subject to the simultaneous delivery to and acceptance by the Sellers (as Charterers) under the BBC.

19.  deleted

20.  Remaining Stores, etc.

Remaining stores, provisions, bunkers and lubricating oils onboard the Vessel at the time of delivery hereunder shall remain the property of the Sellers.

21. The Sellers shall comply with the Buyers' requests which may be made for the Buyers' compliance with the loan and guarantee facility agreement entered into on, or to be entered into around, the even date herewith by and among, inter alios, the Buyers as borrower, Fortis Bank (Nederland) N.V. as agent and arranger and the lenders specified therein.

For and on behalf of                            For and on behalf of
Kisavos Shipping Company Ltd.                   KOMARF HOPE 27 Shipping Company



/s/ Stamatis Tsantanis                          /s/ K.H. Kwan
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